Mail Stop 4720

October 14, 2009

Mr. Douglas P. Ahlers
President
Versailles Financial Corp.
27 East Main Street
Versailles, Ohio 45380

Re: Versailles Financial Corp.
   Registration Statement on Form S-1
   Filed September 17, 2009
   File Number 333-161968

Dear Mr. Ahlers:

   We have reviewed your Form S-1 and have the following comments. Please note that all of these comments are from the legal staff. The accounting staff has no comments on this filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please include a "Recent Developments" section in the forepart of the prospectus to update the financial information for any material changes in your financial condition, results of operations and performance, capital and asset quality ratios related to your most recent interim financial statements.

Cover Page of Prospectus

2.   Please confirm that you will not use the prospectus before the effective date of the registration statement. In the alternative, please revise the cover page to include the legend contemplated by Item 501(b)(10) of Regulation S-K.

How We Determined the Offering Range, page 4

3.   Please revise to clarify, if accurate, that the market value of the company at the midpoint is based upon the Keller & Company appraisal and that the market value range is derived from the midpoint based on applicable regulatory requirements. Please also highlight that the offering range was determined through the independent appraisal process and that the Board of Directors was limited to determining the per share price and approving the appraisal.

4.   We note from the second from last paragraph on page 5 that the Board of Directors considered certain selected pricing ratios in its review and approval of the valuation. Please revise to disclose the board's analysis of these ratios supporting its determination to approve the valuation.

5.   Please revise to include a summary discussion of the market value adjustments made to determine the appraised value of the company, including a brief discussion of the reasons for each of the adjustments. Refer to pages 49-61 in the appraisal.

6.   We note the discussion of valuation methods in the first two paragraphs on page 62 of the appraisal. Please revise the prospectus to include a summary of this discussion.

7.   Please revise the table at the bottom of page 5 to include the company's ratios at the midpoint of the offering range.

8.   It appears that the comparison of the company's ratios at the maximum of the offering range is to the average, rather than the median, of the peer group. Please revise or advise.

After-Market Stock Price Performance…, page 6

9.   Please revise to discuss in greater detail the general market and economic conditions that may have affected the stock prices of the companies listed in the table. Please also address the limited number of mutual-to-stock conversions that closed during the period covered by the table as compared to prior periods.

10.   By footnote or otherwise, please disclose the reason for the 0.0% figures for St. Joseph
        Bancorp.

Benefits to Management…, page 12

11.   We note that this section includes more detailed information than what is contemplated
        by the summary. Please revise to briefly summarize the benefits to management and the
        potential dilution to stockholders following the conversion. Please provide this summary
        information in plain English. Please move the more detailed information to the body of
        the prospectus and refer the reader to that information by cross-reference or otherwise.
        Refer to Item 503(a) of Regulation S-K.

Risk Factors, page 17

Risks Related to Our Business, page 17

The United States Economy…, page 17

12.   Please provide the discussion of the risks related to your local economy in a separate risk
        factor. Please also discuss in greater detail the impact of the economic downturn on the
        local real estate markets in which the company operates.

13.   Where you discuss your local market area, specifically address its connection to the
        manufacturing industry, and, to the extent material, the automobile industry in particular,
        and describe the impact of current economic challenges. Also, disclose that Darke and
        Shelby Counties have experienced minimal increases in population and households since
        1990 and that the current population decline in Darke County is projected to continue, as
        discussed in the appraisal.

A legislative proposal has been introduced…, page 22

14.   Please revise to disclose the risk, if any, that the company may not be well capitalized
        under current bank holding company capital requirements at the minimum offering level.

Our stock-based benefit plans…, page 24

15.   Please revise this risk factor to focus on the principal risk to investors and avoid an
        overly detailed discussion. We note, in particular, that as a result of your proposed
        benefit plan arrangements, pro forma net income for 2009 would decline from $138,000
        to $106,000 at the minimum offering level.

How We Intend To Use The Proceeds From The Offering, Page 31

16.   On page 32, quantify any known or expected significant uses of proceeds such as the expense of a new home office.

Transactions with Certain Related Persons, page 104

17.   It appears that the company is relying on Instruction 4(c) to Item 404(a) of Regulation S-K with respect to its related party transaction disclosure. Please revise to include the representations required by the instruction. Please also ensure that if the company includes these representations, the company refers to *comparable loans with persons not related to the lender* as required by Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

The Conversion

General, page 105

18.   In the sixth paragraph of this section, please indicate that the plan of conversion has been filed with the Commission as an exhibit to the registration statement.

Exhibit 8

19.   The tax opinion must be current at the time of effectiveness. Please either remove the last sentence in the first paragraph on page 2 about not updating the opinion or refile the opinion shortly before you request effectiveness.

20.   Counsel assumes that the Plan has been duly and validly authorized and approved and adopted by the board of directors of the Bank in the first sentence of the third paragraph of page 1. Please remove this assumption as it is inappropriate.

21.   You may limit reliance on the opinion with regard to purpose, but not person. Please revise the last paragraph of the opinion accordingly.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3469.

Sincerely,

Justin Dobbie
Attorney Advisor

By fax : Richard S. Garabedian
        Fax number 202-362-2902